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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing June 23, 2003 through June 26, 2003

KONINKLIJKE KPN N.V.
Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

—    Further improvement of KPN's Credit Rating, dated June 23, 2003;

—    Second improvement of KPN's Credit Rating within one week, dated June 24, 2003;

—    E-Plus continues profitable growth, dated June 26, 2003.

Press release
Date June 23, 2003 Number
039pe

Further improvement of KPN's Credit Rating

        Last Friday Moody's Investors Service Ltd, one of the leading independent credit rating agencies, upgraded KPN's credit rating from Baa2 on review for upgrade to Baa1 with a stable outlook.

        According to Moody's, the upgrade factors KPN's managements continuing efforts to reduce financial risk as well as the assumption that KPN will for the foreseeable future operate with a relatively conservative balance sheet and continue to generate improved levels of free cash flow. The upgrade follows an earlier upgrade by Moody's from Baa3 to Baa2 on April 10, 2003.

        CFO Maarten Henderson:

        "We are pleased with another recognition of the positive prospects for KPN and our successfully executed debt reduction strategy. We expect to further reduce our net debt position to approximately EUR 10 billion in 2003."

Press release
Date June 24, 2003 Number
041pe

Second improvement of KPN's Credit Rating within one week

        Today Standard and Poor's (S&P), one of the leading independent credit rating agencies, raised KPN's credit rating from BBB with a positive outlook to BBB+ with a positive outlook, reflecting the continued success of KPN in deleveraging its balance sheet and improving operational performance. The positive outlook assumes that KPN pursues a conservative and controlled strategy and does not experience any weakening in its competitive position or operating performance. According to S&P a further meaningful deleveraging and maintenance of free cash flow generation could lead to another upgrade.

        This upgrade follows an earlier upgrade by S&P from BBB- to BBB on December 5, 2002 and adjustment of the outlook from stable to positive on March 12, 2003.

        Last Friday, Moody's Investors Service Ltd, the other leading independent credit rating agency, raised KPN's credit rating from Baa2 on review for upgrade to Baa1 with a stable outlook.

Press release
Date June 26, 2003 Number
042pe

E-Plus continues profitable growth

        E-Plus, KPN Mobile's German unit, has passed the milestone of 7.6 million customers, a new record in its 10-year history. E-Plus has added an average of 75,000 customers per month since the end of March this year. This achievement underlines E-Plus' commitment to continue to deliver profitable growth.

        Uwe Bergheim, E-Plus Chief Executive Officer comments: "E-Plus is a strong number three in the German mobile phone market. The company is in better shape financially then ever before. That puts us in a position to continue to grow profitably. By the end of the year, E-Plus will have exceeded the 8 million customer mark. This growth course is being boosted by E-Plus's new brand strategy. The new campaign and the new tariffs have gone down well with customers".

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: June 27, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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Further improvement of KPN's Credit Rating
Second improvement of KPN's Credit Rating within one week
E-Plus continues profitable growth
SIGNATURES